Exhibit 4.5

PATENT LICENSE AGREEMENT

Re: Amorphous Silicon TFTs

This PATENT LICENSE AGREEMENT (hereinafter referred to as “the Agreement”) is made and entered into by and between Semiconductor Energy Laboratory Co., Ltd., a corporation organized and existing under the laws of Japan with its registered office at 398 Hase Atsugi-shi, Kanagawa, 243-0036, Japan, (hereinafter referred to as “SEL”), and AU Optronics Corporation, a corporation organized and existing under the laws of the Republic of China (Taiwan) with its registered office at No. 1, Li-Hsin Rd.2, Science-Based Industrial Park, Hsinchu 300, Taiwan (hereinafter referred to as “Licensee”).

RECITALS

SEL owns and has rights under various patents, utility models and applications therefor in respect of amorphous silicon thin film transistors and liquid crystal display modules containing such amorphous silicon thin film transistors in various countries of the world.

The Licensee has manufactured and sold, and intends to continue manufacturing and selling, such liquid crystal display modules, and wishes to obtain from SEL licenses under SEL’s various patents, utility models and applications therefor.

SEL is willing to grant such package license under the terms and conditions hereinafter contained.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETATION

Section 1.1

As used in this Agreement, except as otherwise expressly provided herein or unless the context herein otherwise requires, the following terms shall have the respective meanings indicated below:

“Amorphous Silicon TFTs” means thin film transistors, the channel regions of which are made of amorphous silicon.

“Arm’s Length Customer” means any customer, purchaser or third party having no material financial interest or capital investment in the Licensee or Licensee’s Subsidiaries, and in which the Licensee or Licensee’s Subsidiaries have no material financial interest or capital investment, regardless of whether the financial interest or the capital investment is direct or indirect. For purposes of this definition, an interest of 5% or less shall be deemed not material. Additionally, without modifying the terms of this section in any way, Benq Corporation shall be deemed to be an Arm’s Length Customer of Licensee.

“Continuous Grain Silicon” means a silicon material in which each crystal grain constituting a film has continuity in atomic conformation at the crystal grain boundaries, sometimes called “CGS” or “CG Silicon”.

“GAAP” means generally accepted accounting principles in Taiwan that are used by outside auditors to audit Licensee’s records and books of account, and are used by Licensee for purposes of any reporting to the United States Securities & Exchange Commission.

“Initial License Fee” has the meaning ascribed to such term in Section 3.1.

“Interest Rate” means, with respect to any amount, the interest rate of ten percent (10%) per annum.

“Licensed Patents” means any claims of any patents, utility models, or applications therefor of any country of the world, and any division, amendment, continuation, continuation-in-part or re-issue of any of the foregoing, with a priority date prior to the Reference Date, which can be used for manufacture, Use (as defined in Section 1.2 (a) hereof) and sale of the Licensed Products and (i) which SEL solely owns prior to the Reference Date or during the term of this Agreement or (ii) which SEL owns jointly with third parties prior to the Reference Date or during the term of this Agreement and under which SEL has the right to grant licenses without obtaining consent from such third party co-owners or paying any money or other consideration to such third party co-owners.

“Licensed Products” means any of Liquid Crystal Display Panels and Liquid Crystal Display Modules.

“Liquid Crystal Display Panel” means any display panel comprising a substrate of Amorphous Silicon TFTs, liquid crystal and an opposite substrate; specifically excluded from the Liquid Crystal Display Panel are:

(a)	any liquid crystal display panel utilizing (i) Poly Silicon TFTs only, (ii) both Poly Silicon TFTs and Amorphous Silicon TFTs; (iii) TFTs, any portion of which are made of poly silicon;

(b)	any liquid crystal display panel and semiconductor devices utilizing Continuous Grain Silicon; and

(c)	any display panel utilizing any organic or inorganic light emitting diode or light emitting organic or inorganic materials.

“Liquid Crystal Display Module” means any display module consisting of a Liquid Crystal Display Panel, driver circuits, back lighting system and other like parts; specifically excluded from the Liquid Crystal Display Module is any display module (except for its back lighting system) utilizing any organic or inorganic light emitting diode or light emitting organic or inorganic materials.

“Non-Assertion Patents” means any claims of any patents, utility models, or applications therefor of any country of the world, and any division, amendment, continuation, continuation-in-part or re-issue of any of the foregoing, with a priority date on or after the Reference Date, which can be used for manufacture, Use (as defined in Section 1.2 (a)) and sale of the Licensed Products and (i) which SEL solely owns during the term of this Agreement or (ii) which SEL owns jointly with third parties and under which SEL has the right to grant licenses without obtaining consent from such third party co-owners or paying any money or other consideration to such third party co-owners during the term of this Agreement.

“Poly Silicon TFTs” means thin film transistors, the channel regions of which are made of poly silicon.

“Reference Date” means August 14, 2003.

“Running Royalties” has the meaning ascribed to such term in Section 3.2.

“Sales Price” means a selling price of each Licensed Product charged by the Licensee or a Subsidiary of the Licensee where the Licensed Product is first transferred to any Arm’s Length Customer by the Licensee, or its Subsidiary. Any price under which the Licensed Products are sold internally within a single entity regardless of whether such single entity is the Licensee or any of its Subsidiaries shall not be the Sales Price. Any price under which the Licensed Products are transferred by the Licensee or Subsidiary of the Licensee to a Subsidiary of the Licensee shall not be the Sales Price. The Sales Price for Licensed Products transferred by the Licensee or a Subsidiary of the Licensee to a Subsidiary of the Licensee is the selling price of each Licensed Product charged by the Subsidiary to any Arm’s Length Customer, if such Licensed Products are transferred to an Arm’s Length Customer. It is confirmed between the parties hereto that the Sales Price is the price under which the sale of each Licensed Product is sold, and that no cost, expenditure, fee, charges for insurance, handling, duty, freight, taxes or whatsoever shall be deducted from the Sales Price.

“Subsidiary” means any corporation, company, partnership or entity that directly or indirectly through one or more intermediaries, is controlled by or is under common control with, each party as of the Effective Date or thereafter including, but not limited to, Sublicensed Subsidiaries. For purposes of this definition, control means the direct or indirect legal or beneficial ownership of greater than fifty percent (50%) of the outstanding shares of stock entitled to vote for the election of directors or their equivalents regardless of the form thereof, provided that such corporation, company, partnership or entity shall be deemed to be a Subsidiary for purposes of this Agreement only so long as such party maintains such ownership or control.

“Sublicensed Subsidiary” has the meaning ascribed to such term in Section 2.3.

Section 1.2

(a)	The phrase “to Use the Licensed Products” means to incorporate the Licensed Products into any products, including without limitation displays, computers, personal digital assistants, portable information terminals, projectors and cellular mobile telephones.

(b)	The term “including” means “including without limitation”.

(c)	The words “herein”, “hereof’, “hereto” and “hereunder” refer to this Agreement as a whole, and not to any particular Article, Section or Subsection in this Agreement.

(d)	Headings and Recitals are inserted for convenience only and do not affect the construction hereof, words denoting the singular include the plural and vice versa, and words denoting one gender include each gender and all genders.

(e)	Where an expression is defined, another part of speech or grammatical form of that expression has a corresponding meaning.

(f)	Unless the context otherwise requires, references herein to:

(i)	a person include references to a natural person, firm, partnership, joint venture, company, corporation, association, organization, trust, enterprise, government or department or agency of any government (in each case whether or not comprising a separate legal entity);

(ii)	a month, quarter and year are references to a month, quarter and year of the Gregorian Calendar;

(iii)	Recitals, Articles, Sections or Subsection refer to the appropriate recitals, articles, sections or subsections hereof;

(iv)	a document, instrument and agreement are references to such document, instrument and agreement (including schedules thereto and, where applicable, any of its provisions) as amended, modified, varied, supplemented, novated or replaced and in effect at the time any such reference is operative;

(v)	a party hereto include its successors and permitted assigns;

(vi)	a statute or law is construed as a reference to such statute or law as modified, amended, consolidated, extended or re-enacted and in effect at the time any such reference is operative, and include any administrative guidances, orders, regulations, instruments or other subordinate legislation made under the relevant statute or law; and

(vii)	an authority, association or body whether statutory or otherwise are, if and when any such authority, association or body ceases to exist or being reconstituted, renamed or replaced or the powers or functions thereof being transferred to any other authority, association or body, references respectively to the authority, association or body established or constituted in lieu thereof or as nearly as may be succeeding to the powers or functions thereof.

ARTICLE 2

GRANT OF LICENSE

Section 2.1

Subject to the terms and conditions set forth herein, during the term of this Agreement set forth in Article 6 hereof, SEL hereby grants to the Licensee, and the Licensee hereby accepts, non-exclusive, non-transferable and non-assignable licenses under the Licensed Patents to manufacture the Licensed Products anywhere in the world, and Use, exhibit, sell, distribute or otherwise dispose of the Licensed Products so manufactured anywhere in the world. The license to sell, distribute or otherwise dispose of the Licensed Products shall not include the right to sell, distribute or otherwise dispose of (i) any parts or components of the Liquid Crystal Display Panels or (ii) any parts or components (excluding the Liquid Crystal Display Panels) of the Liquid Crystal Display Modules, to the extent that such parts or components are covered by any of the Licensed Patents.

Section 2.2

The license “to manufacture” the Licensed Products granted in Section 2.1 includes:

(a)	the right under the Licensed Patents for the Licensee to use any process in the manufacture of the Licensed Products and to use any manufacturing or testing equipment made by the Licensee or any other party, provided that such right does not include any right to manufacture any manufacturing or testing equipment for any third party or sell the same to any third party; and

(b)	the right under the Licensed Patents to have a subcontractor manufacture the Licensed Products either in finished or semi-finished form in accordance with the product designs, drawings and specifications, process requirements, and manufacturing and/or assembling drawings or specifications, all originated by the Licensee, provided that the Licensee shall purchase and take over from such subcontractor all of the Licensed Products manufactured or all portions thereof assembled by the subcontractor and shall not directly or indirectly re-transfer said products to such subcontractor.

Section 2.3

Subject to compliance with the terms and conditions hereof, the Licensee shall have the right to grant to a Subsidiary of the Licensee sublicenses under the license and rights granted to it hereunder but without any right to sublicense further. The Licensee shall give SEL a written notice as to the names, addresses, shareholding ratio, and any other information reasonably requested by SEL from time to time with respect to all the Subsidiaries of the Licensee sublicensed hereunder (“Sublicensed

Subsidiaries”) that manufacture, Use or sell the Licensed Products. No sublicense to a Subsidiary of the Licensee under this Section shall be effective until the Licensee delivers to SEL (1) a written acknowledgment of the Subsidiary agreeing to be bound by all of the terms and obligations of this Agreement, or (2) the written acknowledgment of the Licensee that the Licensee will be responsible for the Subsidiary’s performance of all terms and obligations under this Agreement. Upon this undertaking the so acknowledged Subsidiary shall be a Sublicensed Subsidiary. The sublicense granted to a Sublicensed Subsidiary of the Licensee shall automatically terminate on the date the Sublicensed Subsidiary ceases to be a Subsidiary of the Licensee.

Section 2.4

Notwithstanding anything to the contrary provided herein, the grant of license hereunder shall not include any license or right under any of the Licensed Patents for the Licensee to Use, exhibit, sell or otherwise dispose of the Licensed Products made by any third parties (other than the subcontractors permitted under Section 2.2(b) hereof).

ARTICLE 3

LICENSE FEES AND ROYALTIES

Section 3.1

In consideration of the licenses and rights granted herein, the Licensee shall pay to SEL a non-refundable initial license fee of * (the “Initial License Fee”) within * days of the day on which the last of the parties has signed this Agreement.

Section 3.2

The Licensee shall pay SEL Running Royalties for each Licensed Product which the Licensee or any Subsidiary of the Licensee transfers or Uses after August 31, 2003 in accordance with the following:

(i)	In the event that the Licensee or a Subsidiary of the Licensee transfers the Licensed Products to any Arm’s Length Customer, the Running Royalties shall be calculated at the rate of * of the Sales Price of the subject Licensed Products; or

(ii)	(a) In the event that the Licensee or a Subsidiary of the Licensee transfers the Licensed Products to any person who is not an Arm’s Length Customer, other than a Subsidiary of the Licensee, the Running Royalties shall be calculated at the rate of * of the average of the Sales Price of the same Licensed Products which the Licensee and all Subsidiaries of the Licensee transfer to Arm’s Length Customers during each semi-annual period. (A semi-annual period shall be from January 1 to June 30 or from July 1 to December 31 of the year.) (b) In the event that there is no transfer of the same Licensed Product to an Arm’s Length Customer during the subject semi-annual period, the royalty base shall be the average Sales Price for such Licensed Products during the most recent semi-annual period prior to the subject semi-annual period. (c) In the event that there is no transfer of the same Licensed Products to an Arm’s Length Customer during any semi-annual period, the royalty base shall be the average of the Sales Price of the Licensed Products with the same screen size transferred to Arm’s Length Customers during the subject semi-annual period. (d) In

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

the event that there is no transfer of Licensed Products with the same screen size to an Arm’s Length Customer during any semi-annual period, the royalty base shall be the average Sales Price of Licensed Products with a screen size that is larger than, but the most similar to such Licensed Products transferred to Arm’s Length Customers during the subject semi-annual period. The average Sales Price determined as set forth in this provision (ii) shall be referred to as the “Constructive Sales Price”.

(iii)	(a) In the event that the Licensee or a Subsidiary of the Licensee Uses the Licensed Products, the Running Royalties shall be calculated at the rate of * of the average of the Sales Price of the same Licensed Products which the Licensee and all Subsidiaries of the Licensee transfer to Arm’s Length Customers during each semi-annual period. (A semi-annual period shall be from January 1 to June 30 or from July 1 to December 31 of the year.) (b) In the event that there is no transfer of the same Licensed Product to an Arm’s Length Customer during the subject semi-annual period, the royalty base shall be determined by using the Constructive Sales Price calculated as set forth in provision (ii) of this Section.

(iv)	Notwithstanding Section 6.6 of Article 6 of this Agreement, in the event that as of the expiration or termination of this Agreement the Licensee or any Subsidiaries of the Licensee are in possession of any Licensed Products for which a Running Royalty has not accrued under Section 3.3 of this Agreement, then for such Licensed Products, the Running Royalties shall accrue as of the expiration or termination of this Agreement, and the Running Royalties shall be calculated at the rate of * of the average of the Sales Price of the same Licensed Products which the Licensee and all Subsidiaries of the Licensee transferred to Arm’s Length Customers during the semi-annual period including the expiration or termination date of this Agreement. (A semi-annual period shall be from January 1 to June 30 or from July 1 to December 31 of the year.) (b) In the event that there is no transfer of the same Licensed Product to an Arm’s Length Customer during the semi-annual period including the expiration date of this Agreement, the royalty base shall be determined by using the Constructive Sales Price calculated as set forth in provision (ii) of this Section.

(v)	Starting with January 1, 2004, if for any one-year period (a one-year period shall be from January 1 to December 31 of the same year) the total Running Royalties amount paid to SEL under provisions (i), (ii) and (iii) of this Section are less than* Dollars * then the Running Royalties paid for that same one-year period shall be recalculated at a rate of * of the Sales Price of the Licensed Products transferred by the Licensee or its Subsidiary to Arm’s Length Customers, and * of the Constructive Sales Price (as defined in provision (ii) of this Section) of Licensed Products Used by the Licensee or the Subsidiary of the Licensee, or of Licensed Products transferred by the Licensee or the Subsidiary of the Licensee to persons who are not Arm’s Length Customers. For any one-year period Running Royalties are calculated pursuant to this provision, Licensee shall pay SEL any difference owed for any semi-annual period of such one-year period in which royalties were originally calculated at * within * days after the end of the semi-annual period ending December 31 of that year.

Section 3.3

Running Royalties shall accrue at the time when each of the following occurs:

(a)	In the event that any Licensed Products are transferred (as evidenced by the applicable invoice or bill) or disposed of by either the Licensee or a Subsidiary of Licensee to an Arm’s

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Length Customer, royalties accrue at the time of the sale or the disposal, regardless of whether any payment is then received by the Licensee or the Subsidiary of the Licensee; or

(b)	In the event subparagraph (a) of Section 3.3 does not apply, and the Licensed Products are Used (as defined in Section 1.2(a) hereof) by the Licensee or a Subsidiary of the Licensee or transferred by the Licensee or a Subsidiary of Licensee to any person who is not an Arm’s Length Customer other than a Subsidiary of the Licensee, royalties accrue at the time when the Licensed Products are Used or transferred to any person not an Arm’s Length Customer.

Section 3.4

Given the worldwide scope of this agreement, the impracticality of monitoring by Licensee of the movement of the Licensed Products through international markets, and Licensee’s representation that it often does not know the ultimate destination of LCD panels and LCD modules it sells to OEMs, brokers and brand-name manufacturers, it is agreed and recognized that the royalties to be paid hereunder, as a whole, are fair and reasonable, representing a balance between the concerns and interests of both parties and resulting in a convenience to Licensee.

ARTICLE 4

PAYMENT AND ROYALTIES

Section 4.1

Running Royalties payable by the Licensee to SEL under Sections 3.2 and 3.3 shall be paid to SEL within * days after the end of each semi-annual period during the term of this Agreement, and shall cover Running Royalties accrued during such semi-annual period. Running Royalties for the period from September 1, 2003 to December 31, 2003 shall be paid to SEL within * days after December 31, 2003.

Section 4.2

A royalty report, substantially in the form attached hereto as Exhibit 1 covering the immediately preceding semi-annual period showing the computation of Running Royalties for such semi-annual period shall be submitted by the Licensee to SEL within * days after the end of corresponding semi-annual period. Each royalty report shall set out by model in each country where such model was used, sold or otherwise disposed of by Licensee and all Subsidiaries of the Licensee, whether or not the Subsidiary is a Sublicensed Subsidiary, during the relevant semi-annual period, the name of manufacturer, the name of the Arm’s Length Customer, the quantities, the screen size, if applicable, the Sales Price in original currency, if applicable, the Sales Price in US$, the model name for calculation of the Constructive Sales Price and the Constructive Sales Price, if applicable. The royalty report shall also contain a calculation of the Running Royalties amount due under this Agreement for each model and the total Running Royalty amount due under this Agreement for the reported semi-annual period. The royalty report shall be certified by an authorized officer of the Licensee to be correct to the best knowledge and information of the Licensee.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Section 4.3

The Initial License Fee, Running Royalties and any other amount payable to SEL hereunder shall be payable to SEL in US Dollars (US$) without any deduction of any remitting bank commission or fee or otherwise charged by Licensee’s remitting bank, except for the applicable withholding tax set forth in Section 4.4 below, at the following bank account of SEL or any other bank account SEL notifies the Licensee in writing from time to time, and any and all payments that shall be made by the Licensee to SEL under this Agreement shall be deposited to the bank account set forth in this Section by the due date of each payment. All Running Royalties for a semi-annual period computed on invoiced amounts in currencies other than US Dollars (US$) shall be converted directly into US Dollars (US$) without intermediate conversions to another currency at the Telegraphic Transfer Buying (TTB) rate quoted by the Tokyo Mitsubishi Bank, Taipei branch, at the close of banking on the last day of such semi-annual period (or the first business day thereafter if such last day shall be a Sunday or other non-business day). Licensee shall provide written confirmation of the quoted TTB rate directly to SEL with the royalty report. For avoidance of doubt, the Licensee shall bear any and all costs required for payments set forth in this section, except Licensee may deduct any and all bank commissions or fees charged by SEL’s bank for the receipt of such payments:

Bank Name: *

Branch Name: *

Type of Bank Account: *

Bank Account Number: *

Name of the Bank Account holder: *

Section 4.4

All taxes imposed as a result of the existence or performance of this Agreement shall be borne and paid by the party required to do so by applicable law; provided, however, that if so required by applicable law, the Licensee shall withhold the amount of any national taxes levied by the Government of the Republic of China (Taiwan) on the Initial License Fee or Running Royalties to be paid by the Licensee hereunder, shall promptly pay such amount to the appropriate tax authorities of the Government of the Republic of China (Taiwan) and shall transmit to SEL official tax receipts or other evidence issued by such tax authorities to support SEL’s claim for Japanese foreign tax credit in respect of any such taxes so withheld and paid to the Government of the Republic of China (Taiwan).

Section 4.5

Within * days after expiration or termination of this Agreement, the Licensee shall furnish to SEL a royalty report as set forth in Section 4.2 covering the Sales Price of the Licensed Products Used, sold, possessed, or otherwise disposed of by Licensee and all Subsidiaries of the Licensee prior to the expiration or termination date but as to which no Running Royalties were previously paid, and the Licensee shall simultaneously pay Running Royalties to SEL with respect to the Licensed Products Used, sold, possessed, or otherwise disposed of by Licensee and all Subsidiaries of the Licensee.

Section 4.6

In the event that any amount due SEL by the Licensee hereunder is not paid when due, the Licensee shall pay on demand to SEL interest on the overdue amount at the Interest Rate from the date such amount was due until the date such overdue amount is paid in full.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Section 4.7

The Licensee shall keep, and the Licensee shall cause its Subsidiaries to keep, accurate and complete records and books of account containing regular entries in accordance with the GAAP consistently applied for the purpose of calculating Running Royalties and making royalty reports pursuant to Section 4.2. All the records and books of account relating to a particular fiscal year of the Licensee and its Subsidiaries shall be retained for a period of three (3) years following the close of such fiscal year. All records and books of account shall contain all information necessary to calculate Running Royalties hereunder and to determine the accuracy of the royalty reports. SEL shall have the right (which it may not exercise more than once for each year) to cause such records and books of account to be audited by an independent public accounting firm selected by SEL at its sole discretion among any independent public accounting firms which have offices in Taiwan and a law firm selected by SEL for the sole purpose of determining the accuracy of reports and calculations of Running Royalties. Such audits shall be made during normal business hours of the Licensee or its Subsidiaries and with at least fifteen (15) day prior notice. All information disclosed to or obtained by the independent public accounting firm and the law firm during such audit shall not be disclosed to anyone including SEL (except as required by law or by any governmental agency or tribunal, and except as may be necessary or proper in connection with any dispute or proceeding relating to this Agreement) and shall be held in strictest confidence, except that the independent public accounting firm and the law firm may disclose to SEL whether a discrepancy in Running Royalty payments has been found, the amount of the discrepancy involved, and the circumstance of the discrepancy, including the basis upon which the discrepancy is determined. In the event such audit reveals that the Licensee underpaid or under-reported Running Royalties due SEL, the Licensee shall promptly upon demand pay to SEL the deficiency and interest thereon under Section 4.6, and if such deficiency is in excess of five percent (5%) of the amount actually due the Licensee also upon demand from SEL shall reimburse SEL for the costs and expenses incurred in conducting such audit.

Section 4.8

The Licensee shall faithfully respond with reasonable additional information to what SEL may reasonably request from time to time to enable SEL to ascertain a specific model of Licensed Products Used, sold or otherwise disposed of by the Licensee or the Subsidiaries of the Licensee is subject to the payment of Running Royalties, and the amount of such Running Royalties due.

Section 4.9

SEL and Licensee shall maintain in strict confidence all information contained in royalty reports received from Licensee and shall not disclose or divulge such information to any third party, except as reasonably necessary for SEL to exercise its rights under Section 4.7 hereof, without the written consent of the other party.

ARTICLE 5

NO WARRANTIES

Section 5.1

Nothing in this Agreement shall be construed as:

(a)	a warranty, representation or promise by SEL relating to the Licensed Patents or the Licensed Products, including the validity, scope or suitability for any purpose of the Licensed Patents and the non-infringement of intellectual property rights or other rights owned by third parties by the Licensed Patents or the Licensed Products;

(b)	an obligation on the part of SEL to furnish any manufacturing or technical information to Licensee or its Subsidiaries,

(c)	an obligation to bring or prosecute actions or suits against third parties, or defend actions or suits brought against the Licensee, its Subsidiaries, their customers or third parties, or indemnify the Licensee, its Subsidiaries, their customers or third parties for any reason;

(d)	imposing any liability on SEL with respect to the manufacture, Use, sale, exhibition or disposal of the Licensed Products by the Licensee, its Subsidiaries, their customers or third parties;

(e)	imposing an obligation on SEL to maintain the continued existence of any of the Licensed Patents or to file applications for any patents or other rights or to take any action with respect to filed applications for patents or other rights;

(f)	conferring upon the Licensee or the its Subsidiaries the right to use in advertising, publicity or otherwise, any trademark, service mark or trade name of SEL;

(g)	conferring upon the Licensee or the its Subsidiaries, by implication or otherwise, any right or license under any patents or other industrial or intellectual property rights (including trademarks, service marks, trade names and copyrights) except for the rights, licenses expressly granted hereunder; and

(h)	an obligation upon SEL to make any determination as to the applicability of its patents to any products of the Licensee or the its Subsidiaries.

ARTICLE 6

TERM AND TERMINATION

Section 6.1

The Effective Date of this Agreement is September 1, 2003.

Section 6.2

Except as otherwise provided for in this Article 6, this Agreement, and the licenses and rights granted herein shall remain in force for a period extending from the Effective Date until December 31, 2008.

Section 6.3

Either party (hereinafter referred to as “Non-Breaching Party”) shall have the right to terminate this Agreement upon a written notice to the other party (hereinafter referred to as “Breaching Party”) in any of the following events:

(a)	if the Licensee including any of its Subsidiaries, has defaulted in the performance or observance of any material provision, covenant, condition or agreement contained in this Agreement and has failed to cure such default within thirty (30) days of written notice complaining thereof to the Breaching Party;

(b)	if the Licensee becomes insolvent or admits in writing its inability to pay its debts as the same mature or makes an assignment for the benefit of creditors;

(c)	any proceeding is instituted by or against the Licensee seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of the Licensee or its debts or seeking the entry of an order for the appointment of a receiver, trustee, custodian or other similar official for the Licensee or for any substantial part of its property and assets; or

(d)	if the Breaching Party assigns or attempts to assign this Agreement or any part thereof in violation of Section 8.1.

(e)	if the Licensee produces a false royalty report set forth in Section 4.2, provided, however, that SEL may not terminate this Agreement in accordance with this Section 6.3(e) in the event that the Licensee proves that the Licensee did not produce a false royalty report intentionally. Notwithstanding the foregoing, it is agreed by the parties hereto that a royalty report shall not be deemed to be a false report if the total amount of the deficiency between the reported amount of the Running Royalty and the amount of the Running Royalty actually due is less than ten percent (10%) of the amount actually due.

Section 6.4

In the event that the Licensee or any of the Subsidiaries of the Licensee for itself or through any third party contests the validity of any of the Licensed Patents or assists any third party in contesting the validity of any of the Licensed Patents, to the extent permissible by applicable law, SEL shall have the right forthwith to terminate this Agreement.

Section 6.5

All licenses and rights granted to the Licensee hereunder in respect of the Licensed Patents shall cease forthwith as of the date of expiration or termination of this Agreement. In the event that this Agreement expires or is terminated for an reason, all the corresponding sublicenses granted to Sublicensed Subsidiaries shall likewise terminate without any notice to such Sublicensed Subsidiaries.

Section 6.6

Any expiration or termination of this Agreement pursuant to this Article 6 shall not relieve the Licensee of any of its obligations or liabilities (including obligations to make the payments set forth in Section 3.1 and Section 3.2 and other payments set forth in this Agreement or any installments thereof) accrued hereunder prior to the date of expiration or termination of this Agreement, and the expiration or termination shall not affect in any manner any rights of SEL arising under this Agreement prior thereto.

Section 6.7

The rights and remedies set forth in this Article 6 are not exclusive and are in addition to any other rights and remedies available to SEL under any applicable law.

Section 6.8

Any judgment, adjudication, determination or order by a court or a regulatory authority or governmental agency which finds one or more of the Licensed Patents invalid or unenforceable shall not give rise to a right to terminate this Agreement or to a right to reduce the payments required under Section 3.2.

Section 6.9

The provisions of Sections 4.5, 4.6, 5.1, 6.6. 6.7, 6.8, 8.3, 8.10. 8.11, 8.13. 8.14 and this Section 6.9 shall survive the expiration or termination of this Agreement.

ARTICLE 7

NON-ASSERTION

Section 7.1

During the term of this Agreement, SEL shall suspend any assertion of any claims under any Non-Assertion Patents against the manufacture of the Licensed Products, or the Use, exhibition, sale or disposal of the Licensed Products so made, by the Licensee or a Sublicensed Subsidiary anywhere in the world. Non-assertion by SEL of any jointly owned Non-Assertion Patents shall not prevent or restrict the co-owners from asserting any right (injunction, damages or otherwise) under such jointly owned Non-Assertion Patents against the manufacture of Licensed Products, or the Use, exhibition, sale or disposal of the Licensed Products so made, by the Licensee or a Sublicensed Subsidiary anywhere in the world. Nothing contained in this Article 7 shall be construed as SEL’s waiving any damages recovery under any Non-Assertion Patents arising out of such action by the Licensee or such Sublicensed Subsidiary, and SEL shall be entitled to assert any claims (injunction, damages whether past or future or otherwise) under any Non-Assertion Patents against such Licensed Products after the expiration or termination of the term of this Agreement. The Licensee, and any Sublicensed Subsidiaries, hereby agree that they shall not assert any statute of limitation defense and waives any such statute of limitation defense against any such claims of SEL under any Non-Assertion Patents, except that on the first day after the expiration or termination of the term of this Agreement, the statute of limitations for such claims of SEL will begin to run anew. The Licensee, and any Sublicensed Subsidiaries, further agree that they shall not assert that the term of this Agreement constitutes undue delay to support defenses of laches against any such claims of SEL under any Non-Assertion Patents.

ARTICLE 8

MISCELLANEOUS

Section 8.1

This Agreement and the licenses and rights granted herein shall be binding upon and inure to the benefit of SEL, the Licensee and their respective successors and permitted assigns. The Licensee shall not assign or transfer any of its rights, privileges or obligations hereunder without prior written consent of SEL.

Section 8.2

This Agreement does not in any way create a relationship of principal and agent or partnership or joint venture between the parties hereto. Neither party hereto shall under any circumstances act as, or represent itself to be, the other party hereto.

Section 8.3

Any notice, report or other document required or permitted hereunder (hereinafter referred to as the “Notice”) shall be written in English, and shall be sufficiently given when personally delivered, telecommunicated, delivered by overnight courier or mailed prepaid first class registered or certified mail and addressed to the party for whom it is intended at its record address, and such notice shall be effective upon receipt, if delivered personally, telecommunicated, or delivered by overnight courier. Licensee confirms that it is authorized by all the Subsidiaries of the Licensee to receive any Notice on behalf of any such Subsidiaries of the Licensee, and as a result, any Notice addressed to any of the Subsidiaries of the Licensee may be delivered or mailed to the Licensee at its address set forth below. The record addresses and facsimile numbers of the parties are set forth below:

SEL:	Semiconductor Energy Laboratory Co., Ltd.
398 Hase Atsugi-shi Kanagawa
243-0036 Japan
Attention: President
cc: General Manger at Intellectual Property Division
Fax No.: 81-46-270-2408

The Licensee:	AU Optronics Corp.
1 Li-Hsin Rd. 2, Science Based Industrial Park
Hsinchu 300, Taiwan
Attn: Michael Lu, General Counsel
Fax No.: 886 (3) 563-563-2871

Either party hereto, at any time, may change its previous record address or facsimile number by giving a written notice of the substitution.

Section 8.4

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or portion thereof, or the application thereof to any person or circumstance or in any country contravenes a law of any country (or political subdivision thereof) in which this Agreement is effective or is held to any extent invalid or unenforceable, the remaining provisions of this Agreement (or of such provision) and the application thereof to other persons or circumstances or in other countries (or political subdivisions of a country) shall not be affected thereby, and this Agreement shall be modified with respect to its application in such jurisdiction, but not in jurisdictions where such provision is valid, to conform with such law.

Section 8.5

No modification or amendment hereof shall be valid or binding upon the parties hereto, unless made in writing and duly executed on behalf of the parties hereto by their respective duly authorized officers.

Section 8.6

Any failure of either party hereto to insist upon the strict performance of any provision hereof or to exercise any right or remedy shall not be deemed a waiver of any right or remedy with respect to any existing or subsequent breach or default.

Section 8.7

This Agreement constitutes the entire understanding and agreement of the parties hereto and supersedes all prior agreements, express or implied, oral or written, with respect to the subject matter hereof.

Section 8.8

The parties represent that in making their decisions to enter into this Agreement, they have been represented by their own counsel, and they have not relied upon any express or implied representations other than the representations specifically set forth in this Agreement. The parties acknowledge that, being represented by counsel, they either (a) have fully obtained whatever information and advice they desire regarding the effect of this Agreement or (b) are willing to go forward with this Agreement without that information or advice and to assume whatever risks that decision may entail.

Section 8.9

This Agreement shall not be construed as having been drafted by either SEL or Licensee, and thus, the Agreement shall not be construed against any party.

Section 8.10

The validity of this Agreement, and any of its provisions, as well as the rights and duties of the parties, shall be construed, governed and enforced by the laws of the State of California, without regard to what laws might otherwise govern under applicable principles of conflict or choice of laws.

Section 8.11

The parties hereby consent to the exclusive jurisdiction of the United Sates District Court for the Northern District of California, San Francisco Division, in relation to any claim, dispute or difference which may arise under this Agreement. The parties agree that any such claim, dispute or difference will be deemed to be a related case under N.D. Cal. Civ.L.R. 3-12(b) to the case styled Semiconductor Energy Laboratory Company, Ltd. v. Acer Incorporated, Acer America Corporation, and AU Optronics Corporation, Federal District Court, Northern District of California, Case No. C 02-02800 WHA, and agree that any such case shall if practicable be assigned to Judge William H. Alsup or Magistrate Judge Edward M. Chen of the United States District Court for the Northern District of California, San Francisco Division. The parties hereby irrevocably waive any claim that such suit, action or proceeding brought in such Court has been brought in an inconvenient forum. The Licensee hereby designates, appoints and empowers Hogan & Hartson, LLP, ATTN William H. Wright, 500 South Grand Avenue, Suite 1900, Los Angeles, California 90071, from time to time to receive, for it and on its behalf, service of process in respect of any legal action or proceeding arising under or out of this Agreement or any and all other documents relating to such legal action or proceeding. SEL hereby designates, appoints and empowers Jenner & Block, ATTN Donald R. Harris, One IBM Plaza, Chicago, Illinois 60611, from time to time to receive, for it and on its behalf, service of process in respect of any legal action or proceeding arising under or out of this Agreement or any and all other documents related to such legal action or proceeding. For the term of this Agreement, the parties shall take any and all actions that may be necessary to effect and continue such designation and appointment in full force and effect. Any process, petition or documents addressed to the parties and served at or delivered to the Service Address set forth above shall be deemed to have been duly served upon or delivered to the parties, and the parties hereby irrevocably undertake not to contest the validity or effectiveness of any such service or delivery made pursuant to this Section 8.11.

Section 8.12

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

Section 8.13

In the event of any litigation between the parties hereto relating to this Agreement, the prevailing party shall be entitled to receive from the other party reimbursement for all costs incurred in such litigation including reasonable attorneys fees.

Section 8.14

The parties hereto shall, and shall cause their directors, officers, employees and independent contractors to, maintain the confidentially of the terms of this Agreement and any draft thereof, and any information provided by the other party during the course of the negotiations for executing this Agreement (collectively referred to as the “Confidential Information”); provided, however, that the fact that this Agreement is concluded and the fact that SEL has licensed the Licensee under SEL’s aSi patents shall not be deemed as Confidential Information. The parties hereto shall not disclose or transfer, without the prior written consent of the other party, the Confidential Information to any third party, except

(a)	as otherwise may be required by law, order or regulation; or

(b)	to any competent court, regulatory authority or governmental agency which has ordered the same to be produced; provided, however, that the receiving party shall promptly notify the other party of such order and use its best efforts to preserve the confidentiality thereof to the extent possible in compliance with such order including obtaining a protective order. The parties hereby acknowledge that there are circumstances in which it would be impossible to measure in money the injury that would be suffered by SEL or the Licensee, as relevant, by reason of the other party’s breach of its obligations under this Section, and the breaching party consents to the granting by any court in any applicable jurisdiction of an injunction or other equitable relief. The foregoing shall be in addition to all other rights and remedies available to the non-breaching party under this Agreement or law or at equity.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by its duly authorized officer as of the date and year first above written.

Semiconductor Energy Laboratory Co., Ltd.

By:	/s/ Shumpei Yamazaki
Name:	Shumpei Yamazaki
Title:	President
Date:	12/8/2003

AU Optronics Corporation

By:	/s/ H.B. Chen
Name:	H.B. Chen
Title:	President
Date:	12/16/2003

Exhibit 1

Royalty Report

Semi-Annual Period: from                  to 200x

I.	Running Royalties on Sales to

Model[2]	Country of Sales	Manufacturer	Arms Length Customer	Quantities	Screen Size	Sale Price in Original Currency	Sales Price in US$	Running Royalty Amount ($)
Sub-Total

II.	Constructive Running Royalties

Model[2]	Country of Sales	Manufacturer	Identity of non-Arms Length Customer	Quantities	Screen Size	Model Name for Constructive Sales Price	Method for Constructive Sales Price ($)[1]	Constructive Sales Price ($)	Running Royalty Amount ($)
Sub-Total

1.	Method for Calculating Constructive Sales Price: Fill a, b, c or d in the blank in accordance with Section 3.2.
2.	List each module separately.

Total Running Royalty Amount (I) + (II)                                 US$